UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.    )

Under the Securities Exchange Act of 1934

Vertical Capital Income Fund

(Name of Issuer)

Shares of Beneficial Interest

(Title of Class of Securities)

92535C104

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Jonathan L. Corsico, Esq.

Rajib Chanda, Esq.

Christopher Healey, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, D.C. 20001

(202) 636-5500

January 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92535C104

1.	Names of Reporting Persons. The Carlyle Group Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 3,718,256 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,718,256 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.8% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,380,003 Shares of the Issuer outstanding as of January 12, 2023.

CUSIP NO. 92535C104

1.	Names of Reporting Persons. Carlyle Holdings I GP Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 3,718,256 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,718,256 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.8% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,380,003 Shares of the Issuer outstanding as of January 12, 2023.

CUSIP NO. 92535C104

1.	Names of Reporting Persons. Carlyle Holdings I GP Sub L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 3,718,256 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,718,256 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.8% (1)(2)
14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,380,003 Shares of the Issuer outstanding as of January 12, 2023.

CUSIP NO. 92535C104

1.	Names of Reporting Persons. Carlyle Holdings I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 3,718,256 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,718,256 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.8% (1)(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,380,003 Shares of the Issuer outstanding as of January 12, 2023.

CUSIP NO. 92535C104

1.	Names of Reporting Persons. CG Subsidiary Holdings L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 3,718,256 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,718,256 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.8% (1)(2)
14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,380,003 Shares of the Issuer outstanding as of January 12, 2023.

CUSIP NO. 92535C104

1.	Names of Reporting Persons. TC Group L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 3,718,256 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,718,256 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.8% (1)(2)
14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,380,003 Shares of the Issuer outstanding as of January 12, 2023.

CUSIP NO. 92535C104

1.	Names of Reporting Persons. Carlyle Investment Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 3,718,256 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,718,256 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.8% (1)(2)
14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,380,003 Shares of the Issuer outstanding as of January 12, 2023.

CUSIP NO. 92535C104

1.	Names of Reporting Persons. Carlyle Global Credit Investment Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares beneficially owned by each Reporting Person with:	7.	Sole Voting Power 0 Shares
	8.	Shared Voting Power 3,718,256 Shares (1)
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,718,256 Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.8% (1)(2)
14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)

Beneficial ownership of Shares of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such Shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 10,380,003 Shares of the Issuer outstanding as of January 12, 2023.

Item 1.	Security and Issuer.

This statement relates to the shares of beneficial interest (the “Shares”) of Vertical Capital Income Fund, a Delaware statutory trust (the “Issuer”). The principal executive office of the Issuer is located at 80 Arkay Drive, Suite 110, Hauppauge, New York 11788.

Item 2.	Identity and Background.

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Act by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) The Carlyle Group Inc.;

(ii) Carlyle Holdings I GP Inc.;

(iii) Carlyle Holdings I GP Sub L.L.C.;

(iv) Carlyle Holdings I L.P.;

(v) CG Subsidiary Holdings L.L.C.;

(vi) TC Group, L.L.C.;

(vii) Carlyle Investment Management L.L.C.; and

(viii) Carlyle Global Credit Investment Management L.L.C. (“CGCIM”).

Each of the Reporting Persons is organized in the state of Delaware.

The address of the principal business and principal office of each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The Reporting Persons are principally engaged in the business of investments in securities.

The directors of The Carlyle Group Inc. are Peter J. Clare, Daniel A. D’Aniello, David M. Rubenstein, William E. Conway, Jr., Linda H. Filler, Lawton W. Fitt, James H. Hance, Jr., Mark S. Ordan, Derica W. Rice, Dr. Thomas S. Robertson, William J. Shaw and Anthony Welters (collectively, the “Directors”).

The executive officers of The Carlyle Group Inc. are William E. Conway, Jr., Interim Chief Executive Officer, Curtis L. Buser, Chief Financial Officer, Peter J. Clare, Chief Investment Officer for Corporate Private Equity and Chairman of Americas Private Equity, Jeffrey W. Ferguson, General Counsel, Christopher Finn, Chief Operating Officer and Bruce M. Larson, Chief Human Resources Officer (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”).

Each of the Related Persons is a citizen of the United States. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The present principal occupation of each of the Directors is as follows: Linda H. Filler is the retired President of Retail Products, Chief Marketing Officer, and Chief Merchandising Officer at Walgreen Co.; Lawton W. Fitt is an independent investment banking professional; James H. Hance, Jr. is an Operating Executive of The Carlyle Group; Mark S. Ordan is Chief Executive Officer of Mednax; Derica W. Rice was the Executive Vice President of CVS Health and President of CVS Caremark, the pharmacy benefits management business of CVS Health, until February 2020; Dr. Thomas S. Robertson is the Joshua J. Harris Professor of Marketing at the Wharton School of the University of Pennsylvania; William J. Shaw was the Vice Chairman of Marriott International, Inc. until his retirement in March 2011; Anthony Welters is Founder, Chairman and CEO of CINQ Care Inc. and Executive Chairman of the BlackIvy Group, LLC; Peter J. Clare is the Chief Investment Officer for Corporate Private Equity and Chairman of Americas Private Equity of The Carlyle Group; Daniel A. D’Aniello is a Co-Founder and Non-Executive Chairman Emeritus of The Carlyle Group; David M. Rubenstein is a Co-Founder and Non-Executive Co-Chairman of The Carlyle Group; and William E. Conway, Jr. is a Co-Founder, Non-Executive Co-Chairman and Interim Chief Executive Officer of The Carlyle Group.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

In connection with entering into the Transaction Agreement (as defined below), CGCIM entered into the Voting Agreements (as defined below) with certain shareholders of the Issuer. CGCIM did not pay any additional consideration to the shareholders in respect of the Voting Agreements.

Item 4.	Purpose of the Transaction.

Transaction Agreement

On January 12, 2023, the Issuer entered into a transaction agreement (the “Transaction Agreement”) by and between the Issuer and CGCIM. The transactions described in the Transaction Agreement are subject to the closing conditions set forth in the Transaction Agreement. Among other things, such transactions are conditioned upon the Issuer selling existing investments with a gross asset value equal to at least 95% of the total gross asset value of such investments as of August 31, 2022, subject to certain exclusions, and the receipt of shareholder approval for certain of the transactions.

The Transaction Agreement provides, among other things, that:

•

Investment Adviser: CGCIM will become the investment adviser to the Issuer. In its capacity as the investment adviser to the Issuer, CGCIM will be responsible for, among other things, sourcing potential investments, conducting research and due diligence on prospective investments, analyzing and structuring investments and monitoring investments on an ongoing basis.

•

Tender Offer: CGCIM or one of its affiliates will commence a tender offer to purchase up to $25,000,000 of outstanding Shares at the then-current net asset value per Share (the “Tender Offer”). The funds required for the Tender Offer are expected to be sourced from the working capital of CGCIM or the applicable affiliate.

•

Other Purchases of Shares: CGCIM or one of its affiliates will invest at least $25,000,000 into the Issuer through (i) the acquisition of newly issued Shares at the greater of the then-current net asset value per Share and the net asset value per Share that represents the Tender Offer purchase price and (ii) the acquisition of Shares in private purchases. The funds required for the acquisitions described in the preceding sentence are expected to be sourced from the working capital of CGCIM or the applicable affiliate.

•

Shareholder Payment: CGCIM or one of its affiliates will make a special one-time payment of $10,000,000 (or approximately $0.96 per Share) to shareholders of the Issuer. The funds required for the payment described in the preceding sentence are expected to be sourced from the working capital of CGCIM or the applicable affiliate.

•	Board Representation: Each of the Issuer’s current trustees will be replaced by nominees of CGCIM.

•	Amendment and Restatement of Certain Organizational Documents: The Issuer’s Declaration of Trust and By-Laws will be amended and restated in the forms attached to the Transaction Agreement.

•	Changes in Investment Strategy: The Issuer’s investment strategy will be changed to invest primarily in debt and equity tranches issued by collateralized loan obligations.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof.

Voting Agreements

In connection with the Transaction Agreement, CGCIM entered into the following voting agreements:

•

Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Almitas Capital LLC, a Delaware limited liability company (“Almitas”), CGCIM and the Issuer (the “Almitas Voting Agreement”);

•

Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Bulldog Investors, LLP, a Delaware limited liability partnership (“Bulldog”), CGCIM and the Issuer (the “Bulldog Voting Agreement”);

•

Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among High Income Security Fund, a Massachusetts business trust (“PCF”), CGCIM and the Issuer (the “PCF Voting Agreement”);

•

Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Relative Value Partners Group, LLC, a Delaware limited liability company (“Relative”), CGCIM and the Issuer (the “Relative Voting Agreement”); and

•

Settlement and Voting and Support Agreement, dated as of January 12, 2023, by and among Saba Capital Management, L.P., a Delaware limited partnership (“Saba”), and certain of its clients (together, the “Saba Shareholders” and, together with Almitas, Bulldog, PCF and Relative, the “Supporting Shareholders”), CGCIM and the Issuer (the “Saba Voting Agreement” and, together with the Almitas Voting Agreement, Bulldog Voting Agreement, PCF Voting Agreement and Relative Voting Agreement, the “Voting Agreements”).

Pursuant to the Voting Agreements, among other things, the Supporting Shareholders agreed, among other things and subject to certain limitations and exceptions, to vote all Shares beneficially owned by each such Supporting Shareholder in favor of the adoption of the Transaction Agreement and any other matters necessary for consummation of the transactions contemplated thereby and granted to CGCIM an irrevocable proxy to vote all such Shares in accordance with the foregoing.

Certain other terms and conditions of the Voting Agreements are set forth below.

Almitas Voting Agreement

Pursuant to the Almitas Voting Agreement, Almitas agreed with the Issuer to comply with customary standstill provisions from the execution of the Almitas Voting Agreement until the termination of the Almitas Voting Agreement in accordance with its terms, as described below.

Pursuant to the Almitas Voting Agreement, Almitas may not Transfer (as defined in the Almitas Voting Agreement) its Covered Shares (as defined in the Almitas Voting Agreement) before the VCIF Shareholder Approval (as defined in the Transaction Agreement) is obtained. Following the receipt of the VCIF Shareholder Approval, Almitas may Transfer its Covered Shares, provided that any Affiliates (as defined in the Transaction Agreement) of Almitas to whom Covered Shares are Transferred execute a joinder to the Almitas Voting Agreement agreeing to be bound by its terms.

The Almitas Voting Agreement will terminate upon the earliest to occur of: (a) the termination of the Transaction Agreement in accordance with its terms without the Closing (as defined in the Transaction Agreement) occurring, and (b) Almitas and each of its Affiliates no longer holding Covered Shares, so long as such Covered Shares were disposed of in compliance with the terms of the Almitas Voting Agreement as described in the preceding paragraph.

Bulldog Voting Agreement

Pursuant to the Bulldog Voting Agreement, Bulldog agreed with the Issuer to comply with customary standstill provisions from the execution of the Bulldog Voting Agreement until the termination of the Bulldog Voting Agreement in accordance with its terms, as described below.

Pursuant to the Bulldog Voting Agreement, Bulldog may not Transfer (as defined in the Bulldog Voting Agreement) its Covered Shares (as defined in the Bulldog Voting Agreement) before the VCIF Shareholder Approval (as defined in the Transaction Agreement) is obtained. Following the receipt of the VCIF Shareholder Approval, Bulldog may Transfer its Covered Shares, provided that any Affiliates (as defined in the Transaction Agreement) of Bulldog to whom Covered Shares are Transferred execute a joinder to the Bulldog Voting Agreement agreeing to be bound by its terms.

The Bulldog Voting Agreement will terminate upon the earliest to occur of: (a) the termination of the Transaction Agreement in accordance with its terms without the Closing (as defined in the Transaction Agreement) occurring, (b) Bulldog and each of its Affiliates no longer holding Covered Shares, so long as such Covered Shares were disposed of in compliance with the terms of the Bulldog Voting Agreement as described in the preceding paragraph, and (c) the date that is two years after the Closing, should the Closing occur.

PCF Voting Agreement

Pursuant to the PCF Voting Agreement, PCF agreed with the Issuer to comply with customary standstill provisions from the execution of the PCF Voting Agreement until the termination of the PCF Voting Agreement in accordance with its terms, as described below.

Pursuant to the PCF Voting Agreement, PCF may not Transfer (as defined in the PCF Voting Agreement) its Covered Shares (as defined in the PCF Voting Agreement) before the VCIF Shareholder Approval (as defined in the Transaction Agreement) is obtained. Following the receipt of the VCIF Shareholder Approval, PCF may Transfer its Covered Shares, provided that any Affiliates (as defined in the Transaction Agreement) of PCF to whom Covered Shares are Transferred execute a joinder to the PCF Voting Agreement agreeing to be bound by its terms.

The PCF Voting Agreement will terminate upon the earliest to occur of: (a) the termination of the Transaction Agreement in accordance with its terms without the Closing (as defined in the Transaction Agreement) occurring, (b) PCF and each of its Affiliates no longer holding Covered Shares, so long as such Covered Shares were disposed of in compliance with the terms of the PCF Voting Agreement as described in the preceding paragraph, and (c) the date that is two years after the Closing, should the Closing occur.

Relative Voting Agreement

Pursuant to the Relative Voting Agreement, Relative agreed with the Issuer to comply with customary standstill provisions from the execution of the Relative Voting Agreement until the termination of the Relative Voting Agreement in accordance with its terms, as described below.

Pursuant to the Relative Voting Agreement, Relative may not Transfer (as defined in the Relative Voting Agreement) its Covered Shares (as defined in the Relative Voting Agreement) before the VCIF Shareholder Approval (as defined in the Transaction Agreement) is obtained. Following the receipt of the VCIF Shareholder Approval, Relative may Transfer its Covered Shares, provided that any Affiliates (as defined in the Transaction Agreement and modified in the Relative Voting Agreement) of Relative to whom Covered Shares are Transferred execute a joinder to the Relative Voting Agreement agreeing to be bound by its terms.

The Relative Voting Agreement will terminate upon the earliest to occur of: (a) the termination of the Transaction Agreement in accordance with its terms without the Closing (as defined in the Transaction Agreement) occurring, (b) Relative and each of its Affiliates no longer holding Covered Shares, so long as such Covered Shares were disposed of in compliance with the terms of the Relative Voting Agreement as described in the preceding paragraph, and (c) the date that is two years after the Closing, should the Closing occur.

Saba Voting Agreement

Pursuant to the Saba Voting Agreement, CGCIM agreed, among other things and subject to certain limitations and exceptions, to acquire, or to cause one of its Affiliates (as defined in the Saba Voting Agreement) other than the Issuer to acquire, all Shares held by clients of Saba after the closing of the Tender Offer at the same purchase price per Share as paid in the Tender Offer (the “Saba Share Purchase”). The funds required for the Saba Purchase are expected to be sourced from the working capital of CGCIM or the applicable affiliate. The Saba Share Purchase is conditioned upon the Closing (as defined in the Transaction Agreement) having occurred, as set forth in the Saba Voting Agreement.

Pursuant to the Saba Voting Agreement, the Saba Shareholders agreed with the Issuer and CGCIM to comply with customary standstill provisions with respect to the Issuer from the execution of the Saba Voting Agreement until the termination of the Saba Voting Agreement in accordance with its terms, as described below. Notwithstanding the foregoing, if the Closing, the Tender Offer and the Saba Share Purchase all occur pursuant to the terms of the Transaction Agreement and the Saba Voting Agreement, the standstill provisions described in the preceding sentence will survive the termination of the Saba Voting Agreement until the date that is two years after the Closing.

Pursuant to the Saba Voting Agreement, the Saba Shareholders may not Transfer (as defined in the Saba Voting Agreement) their Covered Shares (as defined in the Saba Voting Agreement) before the VCIF Shareholder Approval (as defined in the Transaction Agreement) is obtained without the prior written consent of the Issuer, unless such Transfer is to another client of Saba and such client is bound by the terms of the Saba Voting Agreement. Following the receipt of the VCIF Shareholder Approval, the Saba Shareholders may Transfer their Covered Shares, provided that any Affiliates of the Saba Shareholders to whom Covered Shares are Transferred are bound by the terms of the Saba Voting Agreement.

The Saba Voting Agreement will terminate with respect to each Saba Shareholder upon the earliest to occur of: (a)(i) the termination of the Transaction Agreement in accordance with its terms without the Closing (as defined in the Transaction Agreement) occurring or (ii) the amendment of the Transaction Agreement in accordance with its terms and such amendment has a material and adverse impact on such Saba Shareholder, (b) such Saba Shareholder no longer holding any Covered Shares, so long as such Covered Shares were disposed of in compliance with the terms of the Saba Voting Agreement as described in the preceding paragraph, (c) the Outside Date (as defined in the Transaction Agreement), as the same may be extended pursuant to the Transaction Agreement, passing without the Closing having occurred, (d) the failure of CGCIM or one of its Affiliates to purchase Shares pursuant to the Saba Share Purchase in compliance with the Saba Voting Agreement and (e) the date that is two years after the Closing, should the Closing occur. Certain provisions of the Saba Voting Agreement will survive the termination of the Saba Voting Agreement, as described in more detail therein.

General

The foregoing summaries of the Transaction Agreement and the Voting Agreements do not purport to be complete descriptions of the terms and conditions of such agreements, and such descriptions are qualified in their entirety by reference to the full text of the Transaction Agreement and the Voting Agreements, copies of which are filed hereto as Exhibit 3 and Exhibits 4 through 8, respectively, and are incorporated herein by reference. The foregoing summaries of the Transaction Agreement and the Voting Agreements have been included to provide investors and security holders with information regarding the terms of the Transaction Agreement and the Voting Agreements and are not intended to provide any other factual information about the Issuer, the Reporting Persons, the Related Persons, the Supporting Shareholders or their respective subsidiaries and affiliates. The representations, warranties and covenants in the Transaction Agreement and the Voting Agreements were made solely for the benefit of the parties to the Transaction Agreement and the Voting Agreements, respectively, and as of the dates specified therein; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Transaction Agreement and the Voting Agreements instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, the Reporting Persons, the Related Persons, the Supporting Shareholders or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreement or the Voting Agreements, which subsequent information may or may not be fully reflected in the Issuer’s, the Reporting Persons’, the Related Persons’ or the Supporting Shareholders’ public disclosures.

The Reporting Persons may acquire securities of the Issuer in the open market or in privately negotiated transactions. The Reporting Persons may acquire such securities for investment purposes and they intend to review any investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of trustees and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of trustees. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Persons do not own any Shares. However, as a result of the Voting Agreements, the Reporting Persons may be deemed to have shared voting power with respect to up to an aggregate of 3,718,256 Shares, and thus, for the purpose of Rule 13d-3 under the Act, the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 3,718,256 Shares. The aggregate number of Shares covered by the Voting Agreements represents approximately 35.8% of the outstanding Shares, based on 10,380,003 aggregate Shares issued and outstanding as of January 12, 2023.

Each of The Carlyle Group Inc., Carlyle Holdings I GP Inc., Carlyle Holdings I GP Sub L.L.C., Carlyle Holdings I L.P., CG Subsidiary Holdings L.L.C., TC Group, L.L.C. and Carlyle Investment Management L.L.C. may be deemed to be the beneficial owner of the securities beneficially owned by CGCIM, if any, but each disclaims beneficial ownership of such Shares.

To the best knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Shares except as described herein. The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owners of any Shares. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

(c) Except as otherwise described in Item 4 of this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Related Persons, has effected any transaction in Shares during the past 60 days.

(d) The Reporting Persons have no right to receive dividends from, or the proceeds from the sale of, any Shares subject to the Voting Agreements. The Reporting Persons will have no pecuniary interest in any Shares unless and until the transactions contemplated by the Transaction Agreement and the Saba Voting Agreement are consummated.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

2	Power of Attorney.

3	Transaction Agreement, dated as of January 12, 2023, by and between Vertical Capital Income Fund and Carlyle Global Credit Investment Management L.L.C.

4	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Almitas Capital LLC, Carlyle Global Credit Investment Management L.L.C. and Vertical Capital Income Fund.

5	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Bulldog Investors, LLP, Carlyle Global Credit Investment Management L.L.C. and Vertical Capital Income Fund.

6	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among High Income Securities Fund, Carlyle Global Credit Investment Management L.L.C. and Vertical Capital Income Fund.

7	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Relative Value Partners Group, LLC, Carlyle Global Credit Investment Management L.L.C. and Vertical Capital Income Fund.

8	Settlement and Voting and Support Agreement, dated as of January 12, 2023, by and among Saba Capital Management, L.P. and certain of its clients, Carlyle Global Credit Investment Management L.L.C. and Vertical Capital Income Fund.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2023

THE CARLYLE GROUP INC.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS I GP INC.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

CARLYLE HOLDINGS I GP SUB L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial officer

CARLYLE HOLDINGS I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CG SUBSIDIARY HOLDINGS L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC GROUP, L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CARLYLE INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director